UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38665

CooTEK (CAYMAN) INC.

11F, T2, NO.16, Lane 399, Xinlong Road

Minhang District, Shanghai, 201101

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

CooTek (Cayman) Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 4, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

CooTek (Cayman) Inc. is a company controlled by Mr. Karl Kan Zhang, a citizen of People’s Republic of China, who held 57.3% of the Company’s aggregate voting power as of March 31, 2023 through Kan's Global CoolStuff Investment Inc. In response to Item 16I(a) of Form 20-F, based on the above and the following information, the Company believes it is not owned or controlled by a governmental entity in mainland China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, as of March 31, 2023, no shareholder other than Kan's Global CoolStuff Investment Inc. and following persons owned more than 5% of the Company’s outstanding shares, assuming the shareholding of the following shareholders does not change since the respective dates as indicated below.

●	Sequoia Capital China GF Holdco III-A, Ltd. beneficially owned 11.5% of the Company’s total outstanding shares and held 5.2% of the Company’s aggregate voting power as of March 31, 2023. Sequoia Capital China GF Holdco III-A, Ltd. is a Cayman Islands exempted limited company and beneficially owned 555,204,772 Class A ordinary shares of the Company as of December 31, 2018, based on the Schedule 13G filed by Sequoia Capital China GF Holdco Ltd. with SEC on February 14, 2019.

●	Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. in the aggregate beneficially owned 11.2% of the Company’s total outstanding shares and held 5.0% of the Company’s aggregate voting power as of March 31, 2023. Each of Qiming Venture Partners II, L.P. and Qiming Venture Partners II-C, L.P. is a Cayman Islands exempted limited company and in the aggregate beneficially owned 540,786,459 Class A ordinary shares of the Company as of December 31, 2022, based on the Schedule 13G/A filed by Qiming Corporate GP II, Ltd., Qiming Managing Directors Fund II, L.P., Qiming GP II, L.P., Qiming Venture Partners II, L.P., and Qiming Venture Partners II-C, L.P. with the SEC on February 14, 2023.

●	SIG China Investments Master Fund III, LLLP beneficially owned 8.8% of the Company’s total outstanding shares and held 3.9% of the Company’s aggregate voting power as of March 31, 2023. SIG China Investments Master Fund III, LLLP is a Delaware limited liability limited partnership and beneficially owned 423,583,387 Class A ordinary shares of the Company as of December 31, 2020, based on the Schedule 13G/A filed by SIG China Investments Master Fund III, LLLP, SIG Asia Investment, LLLP, and Heights Capital Management, Inc. with SEC on February 16, 2021.

The above-mentioned persons hold a substantial majority of the Company’s total voting power on a combined basis. To the Company’s knowledge, none of the above-mentioned persons is owned or controlled by a governmental entity of China.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 26, 2023 for more details.

In addition, the Company is not aware of any governmental entity of mainland China that is in possession of the power, either direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

	By:	/s/ Karl Kan Zhang
Name: Karl Kan Zhang
Title: Chairman of the Board of Directors and Chief Technology Officer

Date: April 26, 2023